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Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-169971
October 29, 2010

Xueda Education Group

          Xueda Education Group, or our company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents our company has filed with the SEC for more complete information about our company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents our company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, our company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling the Prospectus Department of Goldman, Sachs & Co. at 1-212-902-1171. You may also access our company's most recent prospectus dated October 29, 2010 by visiting EDGAR on the SEC website at
http://www.sec.gov/Archives/edgar/data/1499619/000104746910009007/a2200533zf-1a.htm.

          This free writing prospectus reflects the following amendments that were made in Amendment No. 2 to our company's registration statement on Form F-1, or Amendment No. 2, as filed via EDGAR with the SEC on October 20, 2010. All references to page numbers are to page numbers in the preliminary prospectus, which forms part of Amendment No. 2.

 PROSPECTUS SUMMARY

          The last sentence in the third bullet point on page 2 under the heading"Our Business" on page 2 has been replaced with the sentence below:

          For the six months ended June 30, 2010, we recorded net income of $11.8 million, compared to net income of $2.4 million for the six months ended June 30, 2009.

          The fourth paragraph on page 5 under the heading "Our History and Corporate Structure" has been replaced with the paragraph below:

          Our business operations were conducted by Xueda Technology and its learning centers until November 2009, when Xueda Information and its subsidiaries began to assume substantially all of Xueda Technology's business, assets and personnel. For the historical periods in which Xueda Technology and its learning centers provided tutoring services, they were reflected in the description of our business and their results of operations and financial position were consolidated in our historical financial statements. Although Xueda Technology and the legal entities through which the businesses of its learning centers were conducted have ceased to enter into any new business, do not currently have any operations and are in the process of dissolution and deregistration, their business, assets and personnel have been completely transferred to and assumed by Xueda Information, and the relevant physical facilities continue to operate under Xueda Information with the same infrastructure, resources and geographical coverage as before. As a result, the dissolution of the legal entities through which the businesses of these learning centers were conducted does not reduce the number of our learning centers, and we do not anticipate that the dissolution and deregistration of Xueda Technology and the legal entities through which the businesses of its learning centers were conducted will have any significant effect on our business, results of operations and financial condition.

          The disclosure under the heading "Warburg Pincus Investment" on page 8 has been replaced with the paragraph below:

Warburg Pincus Investment

          In conjunction with, and subject to, the completion of this offering, WP X Investments IV Ltd., a company incorporated in the Cayman Islands and affiliated with Warburg Pincus LLC, or Warburg Pincus, has agreed to purchase from us and Goodor Corporation, one of our principal shareholders, which is 100% beneficially owned by Mr. Rubin Li, chairman of our board of directors, an aggregate of 10,124,000 ordinary shares (including 7,124,000 ordinary shares from us and 3,000,000 ordinary shares from Goodor Corporation) at a price per share equal to the initial public offering price of our ADSs, divided by the number of ordinary shares represented by each ADS. Assuming an initial offering price of $8.25 per ADS, the mid-point of the estimated range of the initial public offering price as set forth on the cover page of this prospectus, the aggregate purchase would be $41.8 million. This investment is being made pursuant to an exemption from registration with the U.S. Securities and Exchange Commission under Regulation S of the U.S. Securities Act of 1933, as amended, or the Securities Act. In connection with the investment by Warburg Pincus, we and Goodor Corporation have agreed to (i) pay a placement fee equal to 3% of the aggregate purchase price for the investment to Goldman Sachs (Asia) L.L.C. as the placement agent and (ii) grant Warburg Pincus the registration rights as described under "Description of Share Capital — Registration Rights." As a result, Warburg Pincus is expected to hold 7.5% of our ordinary shares on a fully diluted basis, or 7.0% of our ordinary shares on a fully diluted basis including all options issued and outstanding under our equity incentive plan, upon the completion of this offering, without taking into account any ADSs it may acquire in this offering and assuming no exercise of the underwriters' over-allotment option. In addition, Warburg Pincus has indicated to the underwriters and us its interest in subscribing, through the international underwriter, for more than 5% of this offering at the initial public offering price and on the same terms as the other ADSs being offered in this offering. See "Underwriting."

 SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

          The table set forth on page 10 has been replaced with the table below:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2007	2008	2009	2009	2010
	(in thousands of $, except share and per share numbers)
Consolidated Statement of Operations Data:
Net revenue	4,418	34,106	77,188	38,936	77,888
Cost of revenue(1)	(5,968)	(31,945)	(57,326)	(27,791)	(47,826)

Gross (loss)/profit	(1,550)	2,161	19,862	11,145	30,062
Operating expenses:
General and administrative expenses(1)	(2,325)	(6,871)	(9,912)	(4,176)	(11,422)
Selling and marketing expenses(1)	(1,773)	(7,271)	(10,624)	(3,832)	(6,117)

Total operating expenses	(4,098)	(14,142)	(20,536)	(8,008)	(17,539)
Government subsidies	—	52	83	13	26

(Loss)/profit from operations	(5,648)	(11,929)	(591)	3,150	12,549
Interest income	3	24	220	41	183

(Loss)/profit before income tax expense	(5,645)	(11,905)	(371)	3,191	12,732
Income tax expenses
Current	(384)	(547)	(1,320)	(750)	(2,609)
Deferred	—	—	83	—	1,710

Total income tax expenses	(384)	(547)	(1,237)	(750)	(899)

Net (loss)/income	(6,029)	(12,452)	(1,608)	2,441	11,833

Net (loss)/income attributable to Xueda Education Group shareholders	(6,029)	(12,821)	(2,585)	2,194	11,536

Net (loss)/income per share:
Basic	(0.09)	(0.19)	(0.04)	0.02	0.12
Diluted	(0.09)	(0.19)	(0.04)	0.02	0.12
Weighted average shares used in calculating net (loss)/income per ordinary share:
Basic	66,670,000	66,670,000	68,865,200	67,767,600	69,962,800
Diluted	66,670,000	66,670,000	68,865,200	67,767,600	69,962,800

          The table set forth in footnote 1 on page 11 has been replaced with the table below:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2007	2008	2009	2009	2010
	(in thousands of $)
Cost of revenue	—	—	—	—	1
General and administrative expenses	—	—	—	—	699
Selling and marketing expenses	—	—	—	—	2

Total share-based compensation expenses	—	—	—	—	702

 CAPITALIZATION

          The disclosure under this caption has been updated as set forth below:

          The following table sets forth our capitalization as of June 30, 2010 presented on:

  •
  an actual basis;

  •
  a pro forma basis to give effect to the automatic conversion of all of our outstanding Series A1 and Series A2 preferred shares into ordinary shares upon closing of this offering; and

  •
  a pro forma, as adjusted basis to give effect to (i) the automatic conversion of all of our Series A1 and Series A2 preferred shares into 30,352,840 ordinary shares upon closing of this offering, and (ii) the issuance and sale of 26,860,000 ordinary shares in the form of ADSs offered hereby and the issuance and sale of 7,124,000 ordinary shares in connection with the investment by Warburg Pincus in our ordinary shares at an assumed initial public offering price of $8.25 per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, after deducting underwriting discounts, commissions, estimated offering expenses and placement fee payable by us and assuming no exercise of the underwriters' over-allotment option and no other change to the number of ADS sold by us as set forth on the cover page of this prospectus.

          The pro forma and pro forma as adjusted information below is illustrative only and our capitalization following the closing of this offering and is subject to adjustment based on the initial public offering price of our ADSs and other terms of this offering determined at pricing. You should read this table in conjunction with the information under "Selected Consolidated Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2010
	Actual	Pro Forma	Pro Forma, Adjusted
	(In thousands of $)
Series A1 convertible redeemable preferred shares, par value $0.0001 per share; 21,555,920 shares authorized, issued and outstanding	3,255	—	—
Series A2 convertible redeemable preferred shares, par value $0.0001 per share; 8,796,920 shares authorized, issued and outstanding	1,182	—	—
Equity:
Ordinary shares, par value $0.0001 per share, 469,647,160 shares authorized; 69,962,800 shares issued and outstanding; 100,315,640 shares issued and outstanding pro forma and 134,299,640 shares issued and outstanding pro forma, as adjusted(1)	7	10	13
Additional paid-in capital(2)	1,948	6,382	134,326
Statutory reserves	144	144	144
Accumulated deficits	(10,154)	(10,154)	(10,154)
Accumulated other comprehensive loss	(849)	(849)	(849)

Total Xueda Education Group shareholders' equity(2)	(8,904)	(4,467)	123,480

Total(2)	(4,467)	(4,467)	123,480

(1)
Excludes 10,320,097 ordinary shares issuable upon the exercise of options outstanding as of June 30, 2010.

(2)
A $1.00 increase (decrease) in the assumed initial public offering price of $8.25 per ADS would increase (decrease) each of additional paid-in capital, total shareholders' equity and total capitalization by $15.9 million on a pro forma, as adjusted basis, after deducting the estimated underwriting discounts and commissions, estimated offering expenses and placement fee payable by us and assuming no exercise of the underwriters' option to purchase additional ADSs.

 OUR HISTORY AND CORPORATE STRUCUTRE

          The second paragraph under the heading "Xueda Information" on page 56 has been replaced with the paragraph below:

          Xueda Technology has ceased its business operations as a result of the restructuring, and we are in the process of dissolving and deregistering it in order to eliminate the administrative costs associated with maintaining such an entity. We currently anticipate that the dissolution and deregistration of Xueda Technology will be completed in 2011. For the historical periods in which Xueda Technology and its learning centers provided tutoring services, they were reflected in the description of our business and their results of operations and financial position were consolidated in our historical financial statements. Although Xueda Technology and the legal entities through which the businesses of its learning centers were conducted have ceased to enter into any new business, do not currently have any operations and are in the process of dissolution and deregistration, their business, assets and personnel have been completely transferred to and assumed by Xueda Information, and the relevant physical facilities continue to operate under Xueda Information with the same infrastructure, resources and geographical coverage as before. As a result, the dissolution of the legal entities through which the businesses of these learning centers were conducted does not reduce the number of our learning centers, and we do not anticipate that the dissolution and deregistration of Xueda Technology and the legal entities through which the businesses of its learning centers were conducted will have any significant effect on our business, results of operations and financial condition.

 SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

          The table set forth on page 61 has been replaced with the table below:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2007	2008	2009	2009	2010
	(in thousands of $, except share numbers)
Consolidated Statement of Operations Data:
Net revenue	4,418	34,106	77,188	38,936	77,888
Cost of revenue(1)	(5,968)	(31,945)	(57,326)	(27,791)	(47,826)

Gross (loss)/profit	(1,550)	2,161	19,862	11,145	30,062
Operating expenses:
General and administrative expenses(1)	(2,325)	(6,871)	(9,912)	(4,176)	(11,422)
Selling and marketing expenses(1)	(1,773)	(7,271)	(10,624)	(3,832)	(6,117)

Total operating expenses	(4,098)	(14,142)	(20,536)	(8,008)	(17,539)
Government subsidies	—	52	83	13	26

(Loss)/income from operations	(5,648)	(11,929)	(591)	3,150	12,549
Interest income	3	24	220	41	183

(Loss)/income before income tax expense	(5,645)	(11,905)	(371)	3,191	12,732
Income tax expenses
Current	(384)	(547)	(1,320)	(750)	(2,609)
Deferred	—	—	83	—	1,710

Total income tax expenses	(384)	(547)	(1,237)	(750)	(899)

Net (loss)/income	(6,029)	(12,452)	(1,608)	2,441	11,833

Deemed dividend on Series A1 convertible redeemable preferred shares — accretion of redemption premium	—	(257)	(367)	(172)	(218)
Deemed dividend on Series A2 convertible redeemable preferred shares — accretion of redemption premium	—	(112)	(150)	(75)	(79)
Deemed dividend on Series A1 convertible redeemable preferred shares — beneficial conversion feature	—	—	(460)	—	—

Net (loss)/income attributable to Xueda Education Group shareholders	(6,029)	(12,821)	(2,585)	2,194	11,536

Net (loss)/income per share:
Basic	(0.09)	(0.19)	(0.04)	0.02	0.12
Diluted	(0.09)	(0.19)	(0.04)	0.02	0.12
Net (loss)/income per Series A1 convertible redeemable preferred share — basic	—	—	—	0.03	0.13
Net (loss)/income per Series A2 convertible redeemable preferred share — basic	—	—	—	0.03	0.13

Weighted average shares used in calculating net (loss)/income per ordinary share:
Basic	66,670,000	66,670,000	68,865,200	67,767,600	69,962,800
Diluted	66,670,000	66,670,000	68,865,200	67,767,600	69,962,800

          The disclosure set forth in footnote 1 on page 62 has been updated as set forth below:

(1)
Includes the following amounts of share-based compensation expenses for the period indicated:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2007	2008	2009	2009	2010
	(in thousands of $)
Cost of sales	—	—	—	—	1
General and administrative expenses	—	—	—	—	699
Selling and marketing expenses	—	—	—	—	2

Total share-based compensation expenses	—	—	—	—	702

          As a consequence of revising the estimate of the fair value of our ordinary shares as of March 16, 2010 from $1.04 to $1.89, we have revised the estimated total cost of the stock option grant made on that date from $4.0 million to $9.6 million. This has resulted in an increase of $5.6 million in the total cost of the award to be recognized and an increase of $0.4 million in share-based compensation expense for the six months ended June 30, 2010. Accordingly, the consolidated financial statements for the six months ended June 30, 2010 have been restated, with no effect on total equity of the Company as of June 30, 2010.

 RECENT DEVELOPMENT

          The disclosure under this caption has been updated as set forth below:

          The following is an estimate of our selected unaudited financial and operating data for the three months ended September 30, 2010. The selected preliminary financial and operating data presented below are subject to the completion of our financial closing procedures. Accordingly, these data may change and the changes may be material.

          Our business continued to grow rapidly in the three months ended September 30, 2010. In this quarter, we opened 21 new learning centers, bringing our total number of learning centers to 178. In addition, we served more than 40,000 students and delivered a total of over 1.8 million course hours during this period.

          Our estimated selected financial data for the three months ended September 30, 2010 are as follows:

  •
  Net revenue.  We estimate that our total net revenue for the three months ended September 30, 2010 would not be less than $37.0 million. For the three months ended June 30, 2010 and the three months ended September 30, 2009, we recorded net revenue of $47.0 million and $18.6 million, respectively. Compared to our net revenue for the three months ended June 30, 2010, our estimated net revenue for the three months ended September 30, 2010 was negatively affected by the seasonality of our business. Consistent with past seasonal patterns of our business, fewer students used our tutoring services during the summer months of July and August and immediately after school year started at the beginning of September, resulting in fewer course hours delivered and, in turn, lower estimated net revenue, for the three months ended September 30, 2010 compared to the three months ended June 30, 2010. Compared to the three months ended September 30, 2009, the increase in our estimated net revenue for the three months ended September 30, 2010 was primarily due to the increase in number of course hours delivered, resulting from both our continued business expansion and the increase in the number of our mature learning centers.

  •
  Gross margin.  We estimate that our gross margin for the three months ended September 30, 2010 would not be less than 25.0%. Our gross margin for the three months ended June 30, 2010 and September 30, 2009 was 42.1% and 19.0%, respectively. Compared to our gross margin for the three months ended June 30, 2010, our estimated gross margin for the three months ended September 30, 2010 decreased primarily due to the decrease in our estimated net revenue as a result of seasonal factors while our cost of revenue was not significantly affected by seasonal factors and remained relatively stable. Compared to our gross margin for the three months ended September 30, 2009, our estimated gross margin for the three months ended September 30, 2010 improved primarily due to our continued efforts to enhance the utilization of our facilities and teaching staff and our operating efficiency as our learning centers mature.

  •
  Loss from operations.  We estimate that our loss from operations for the three months ended September 30, 2010 would not be more than $2.4 million. For the three months ended June 30, 2010 and September 30, 2009, we recorded income from operations of $8.9 million and loss from operations of $4.1 million, respectively. Consistent with past seasonal patterns of our business, compared to the three months ended June 30, 2010, we incurred higher amounts of estimated selling and marketing expenses in the three months ended September 30, 2010 to attract and recruit students, resulting in higher estimated operating expenses. Compared to the three months ended September 30, 2009, the decrease in the estimated loss from operations for the three months ended September 30,

    2010 was primarily a result of our increased estimated net revenue and the decrease in our estimated major costs and expenses as percentages of the estimated net revenue associated with our efforts to improve operating efficiency.

  •
  Net loss.  As a result of the foregoing, we estimate that our net loss for the three months ended September 30, 2010 would not be more than $2.7 million. For the three months ended June 30, 2010 and September 30, 2009, we recorded net income of $8.4 million and net loss of $4.5 million, respectively.

          In future periods, our results of operations may vary as we further expand our tutoring business and open new learning centers. Our estimated financial and operating data for the three months ended September 30, 2010 may not be indicative of our results for future periods. Please refer to "Risk Factors — Risks Relating to Our ADSs and This Offering — Our results of operations may fluctuate, which makes our financial results difficult to forecast and could cause our results to fall short of expectations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Specific Factors Affecting Our Results of Operations — Seasonality" and "— Selected Quarterly Results of Operations" included elsewhere in this prospectus for information regarding trends and other factors that may affect our results of operations.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

          The table under the heading "Key Component of Results of Operations — Cost of Revenue and Operating Expenses" on page 72 is replaced with the table set forth below:

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2008		2009		2009		2010
	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
	(in thousands, except percentages)
Cost of revenue:
Teaching staff cost	21,273	62.4	43,592	56.5	20,759	53.3	37,477	48.1
Rental	7,232	21.2	10,050	13.0	4,845	12.4	6,452	8.3
Depreciation and amortization	447	1.3	778	1.0	428	1.1	633	0.8
Other	2,993	8.8	2,906	3.8	1,759	4.6	3,264	4.2

Total cost of revenue	31,945	93.7	57,326	74.3	27,791	71.4	47,826	61.4
Operating expenses:
General and administrative expenses	6,871	20.2	9,912	12.8	4,176	10.7	11,422	14.6
Selling and marketing expenses	7,271	21.3	10,624	13.8	3,832	9.8	6,117	7.9

Total operating expenses	14,142	41.5	20,536	26.6	8,008	20.5	17,539	22.5

          The table set forth on page 76 has been replaced with the table below:

Date	Class of Shares	Fair Value	Purpose of Valuation
March 26, 2008	Ordinary Shares	$0.06	Assessment of beneficial conversion feature upon issuance of Series A1 and Series A2 preferred shares
August 29, 2009	Ordinary Shares	$0.63	Assessment of beneficial conversion feature upon issuance of Series A1 preferred shares
March 16, 2010	Ordinary Shares	$1.89	Valuation of share based compensation

          The relevant disclosure under "Critical Accounting Policies — Fair Value of Ordinary Shares" on page 78 has been updated as set forth below:

          The determined fair value of our ordinary shares increased from $0.63 per share as of August 29, 2009 to $1.89 per share as of March 16, 2010. We believe the increase in the fair value of ordinary shares over the period was primarily attributable to the following factors:

  •
  Our net revenue grew significantly from $34.1 million in 2008 to $77.2 million in 2009, representing a 126% annual growth rate;

  •
  The number of learning centers increased from 108 as of December 31, 2008 to 131 as of December 31, 2009;

  •
  We considered the actual financial and operating results for the three months ended March 31, 2010 that were available to us as discussed below; and

  •
  We experienced and expected to continue to experience rapid and substantial growth in revenue and the number of learning centers.

          In October 2010, we reconsidered the valuation of our ordinary shares underlying our determination of the cost of the share option grants made on March 16, 2010 and revised the valuation of our ordinary shares as of March 16, 2010 from $1.04 to $1.89 per share to reflect (i) financial and operating results for the three months ended March 31, 2010 that were available to us before Marsh completed the valuation in July 2010 and (ii) historical seasonal patterns in our business.

          The revised valuation of our ordinary shares as of March 16, 2010 was based on assumptions that reflected the enhanced visibility of our full year 2010 performance as the result of improved financial and operating performance for the first quarter of 2010, which was, to a certain extent, known to the management as of March 16, 2010. More specifically, our assumptions were based on the following factors:

  •
  Revenue growth

    The actual year-over-year revenue growth from the first quarter of 2009 to the first quarter of 2010 reached 103%. However, we did not rely on this growth rate by applying a growth rate at or above 100% for the full year of 2010 in our revised valuation because in the first quarter of 2009, we were at an early stage of development and growth achieved on that base would not be indicative of future growth. Our revenue base at that time was relatively small given our large number of start-up, ramp-up and growth learning centers in the first quarter of 2009, which provided significant high growth potentials. In comparison, we had become a significantly larger company in the first quarter of 2010 and a majority of our learning centers had matured. Although we were still in a high-growth stage, we did not believe that the high growth rate achieved in the first quarter of 2010 represented a reasonable rate that could be expected of future periods. Therefore, in connection with the revised valuation, we also considered the sequential revenue growth rates for the preceding quarters, which ranged from a negative growth rate of 6% to a growth rate of 57%.

    In addition, in determining the growth rate for the full year of 2010 in connection with our revised valuation, we primarily considered the factors that directly affected the revenue growth, which included the number of students served and the course fees charged. The number of students we served increased to 37,181 for the first quarter of 2010 from 21,888 for the first quarter of 2009, representing a year-over-year growth rate of 69.8%. On the other hand, we did not budget any course fee increase for 2010 as of March 16, 2010, which was based on our then assessment of various factors, including expected market conditions. Therefore, we assumed no change to the course fees. Based on the above considerations, we believed that it was reasonable to assume and apply a growth rate lower than that achieved in the first quarter of 2010 for the full year of 2010 in connection with our revised valuation.

    In addition, we assumed that the revenue growth rate will start declining gradually as the revenue base becomes larger and an increasing portion of learning centers reach their full capacity.

  •
  Gross margin

    Gross margin for the first quarter of 2010 reached 33%. However, we did not believe that this gross margin was indicative of the full year gross margin for the following two major reasons:

    Seasonality of the business.    On an individual learning center basis, the second quarter of each year typically is our peak business season, whereas the third quarter typically sees the lowest number of students served and course hours delivered on an individual learning center basis. On the other hand, our costs are not significantly affected by seasonal factors as a significant portion of such costs are fixed. This is due to the fact that the significant majority of our teaching staff members are full time employees and there is a minimum level of base salaries paid to them regardless of actual student served. In addition, our rental costs and depreciation and amortization costs associated with leasehold improvements are largely fixed. See "— Specific Factors Affecting Our Results of Operations — Seasonality."

    Timing of new learning centers rollout.    Historically, our new learning centers were typically opened in the second half of the year. In 2010, we planned to open approximately 70 new learning centers, only 10 of which were opened in the first quarter of the year, and the remaining 60 new learning centers were scheduled to be opened later into the year. There are significant costs associated with each new learning center, including teaching staff cost, rental costs and depreciation and amortization costs associated with leasehold improvements, because we need to maintain a constant level of staff, properties and facilities at each learning center, regardless of the expected number of students served. All such costs are expensed as they are incurred and are reflected in the current period, which are expected to adversely affect gross margin for such period. Although we recognized that as the total number of learning centers as well as mature learning center continued to increase, the effect of timing of new learning centers rollout would be less significant, we expected that opening of a large number of new learning centers in a short period of time would nevertheless have a significant adverse effect on our expected gross margin.

    Therefore, in connection with our revised valuation, we believed that the gross margin for the full year of 2010 should be lower than the 33.2% achieved in the first quarter of 2010, taking into consideration the expected adverse effect of the approximately 60 new learning centers to be opened later into the year. In addition, in recognition of a certain level of margin expansion as the result of improved operating efficiency, we believed that the assumed gross margin for the full year of 2010 should be higher than the 25.7% gross margin for the full year of 2009. We expect gross margin to expand gradually in future periods as we continue to enhance our operating efficiency and utilization of our facilities and teaching staff as our learning centers mature.

    As factors affecting cost of revenue and gross margin, the above reasons also ultimately affect net margin.

  •
  Net margin

    Net margin for the first quarter of 2010 reached 11.1%, compared to a negative net margin of 2.1% for the full year of 2009. For the full year of 2010, we assumed a net margin after considering the factors discussed above which also ultimately affect net margin. In addition to those factors affecting both gross and net margins, selling and marketing expense was the major line item below gross margin line that affected our net margin assumption. Selling and marketing expenses accounted for 13.8% of revenue for the year of 2009, compared to 9.1% for the first quarter of 2010. Typically, we incur a larger amount of selling and marketing expenses in the third quarter of each year to attract and recruit students when the new school year starts. For 2010, given that we planned to open approximately 70 new learning centers, significantly more than the 23 new learning centers opened in 2009, we expected that selling and marketing expenses for the full year of 2010 would be significantly higher than in 2009 and the first quarter of 2010. In addition, we expected to maintain a high level of selling and marketing expenses in response to the increased competition. Although we believed that selling and marketing expenses as a percentage to net revenue would continue to decrease over time, we expected that such decrease would be at a slower rate compared to other costs and expenses; therefore, the margin expansion resulted from such decrease in such percentage was expected to be less significant. Based on the above discussions on costs and expense items and after factoring into certain margin expansion from 2009, we believed that a net margin lower than that achieved in the first quarter of 2010 was reasonable in connection with our revised valuation.

          We have considered the guidance prescribed by the Practice Aid in determining the fair value of our ordinary shares as of various dates before this offering. A detailed description of the valuation method used and the factors contributing to the changes in the fair value of our ordinary shares through March 16, 2010 is set out above. Paragraph 113 of the Practice Aid states that "the ultimate IPO price itself also is generally not likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise." We, therefore, believe the ultimate price of this offering is generally not likely to be a reasonable estimate of the fair value of our ordinary shares as of various dates before this offering.

          Nevertheless, we believe that the implied increase in fair value of our ordinary shares from $1.89 per ordinary share as of March 16, 2010 to $4.125 per ordinary share, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus divided by the number of ordinary shares represented by each ADS, is primarily attributable to the following factors:

  •
  New program offerings introduced in the second and third quarters of 2010 generated significant revenue.  As part of the expansion strategies developed by the senior management team beginning in the second quarter of 2010, we rolled out a series of new learning programs which were not planned as of March 16, 2010. These learning programs were successful in the second and third quarters of 2010, and we plan to continue to offer these programs and other similar programs in the future. The net revenue generated by these new programs was not taken into account in the forecast of future earnings used to determine the fair value of our ordinary shares as of March 16, 2010, or the March 2010 forecast.

  •
  Initiatives introduced in late second quarter of 2010 to improved operating efficiency.  As part of the business development plans designed and implemented by the senior management team in late second quarter of 2010, we introduced various initiatives to improve our operating efficiency and to increase net income. For example, we adopted, for the first time, quarterly performance evaluations for local management teams and linked bonus and career advancement opportunities of the members of local management teams to their key performance indicators in these evaluations. Local management team members are evaluated on key indicators of cost-control, staff and facility utilization and other measures of efficiency in addition to revenue growths of the learning centers under their management — a shift from our previous focus on driving revenue growth by geographical coverage and network expansion. At the same time, we also tightened our cost-control measures, especially with respect to labor, management and marketing costs. As a result of these initiatives, gross margin increased from 31% for the second quarter of 2009 to 42% for the second quarter of 2010, and from 19% for the third quarter of 2009 to an estimate of not less than 25% for the third quarter of 2010. The introduction of these initiatives and the subsequent year-over-year increase in gross margin were not planned until after March 16, 2010 and was not taken into account in the March 2010 forecast.

  •
  Learning centers in several cities raised course fees beginning in late second and third quarters of 2010.  The average hourly course fee during the second and third quarters of 2010 was higher than previously forecasted. Although we raised course fees throughout our tutoring network in 2009, we did not believe market conditions would support further significant increase in course fees and did not plan for any course fee increase for 2010.

    However, in late second quarter and the third quarter, learning centers located in several cities raised course fees in response to local market conditions. Increases in course fees in these cities were well received by the customers. These increases in course fees had not been planned by the senior management ahead of time and were initiated by local management teams in response to local market conditions. Therefore the increase in fees was not included in the March 2010 forecast. We believed that the success in raising course fees in those cities indicated favorable market conditions and provided strong support for our plan to raise course fees on a much large scale and in more cities covered by our national tutoring network.

  •
  Actual performance in the second and third quarters of 2010 exceeding forecast.  Our net revenue increased significantly to $77.9 million, compared to $38.9 million for the six months ended June 30, 2009 and $77.2 million for the year ended December 31, 2009. In addition, we generated net income of $11.8 million for the six months ended June 30, 2010, compared to net income of $2.4 million for the six months ended June 30, 2009 and net loss of $1.6 million for the year ended December 31, 2009. We estimate our net revenue for the three months ended September 30, 2010 was no less than $37.0 million, compared to $47.0 million for the three months ended June 30, 2010 and $18.6 million for the three months ended September 30, 2009.

    As a result of the factors discussed above, when we prepared a revised forecast in October 2010, the revised forecast showed a significant improvement over the March 2010 forecast. For example, our revenue growth for 2010 is currently forecasted to be significantly higher than that used in the March 2010 forecast and net profit margin for 2010 is currently forecasted to be higher than that used in March 2010 forecast.

  •
  Reduced discount rate.  We believe that the rapid and substantial expansion since March 2010 has proven the viability of our business strategy and execution capability and has enhanced our credibility, which is expected to reduce the perceived risk of meeting the financial forecast going forward and thus a reduced discount rate will be expected for the valuation in connection with this offering. In addition, we expect that the completion of this offering will allow us to have easier access to the capital markets to raise funds, including equity financing and bank borrowing with lower cost of financing. Therefore, our weighted average cost of capital, which was also a component of the March 2010 forecast, is expected to be favorably affected by this offering and thus would increase our enterprise and value of ordinary shares.

  •
  Enhanced liquidity and access to capital.  This offering is expected to provide us with additional capital and will enhance our ability to access the capital markets to grow our business and provide our shareholders with greater liquidity. In particular, the 11% discount for lack of marketability used to in the March 2010 forecast would no longer be applicable after this offering.

  •
  Conversion of preferred shares.  The conversion into ordinary shares, immediately prior to the completion of this offering, of all our preferred shares and the corresponding elimination of the related liquidation and other preferences will also contribute to the increase in the value of our ordinary shares.

  •
  Enhanced brand awareness.  In anticipation of a successful initial public offering, we expect to further enhance our brand awareness and, as a result, capture a greater market share and gain greater benefit from the growth of the after-school tutoring sector.

          The table set forth on page 83 has been replaced with the table below:

For Options Granted on March 16, 2010	Assumption
Risk-free interest rate	4.36%
Expected dividend yield	Nil
Expected volatility	54.1%
Exercise price	$0.99 per share
Fair value of the underlying ordinary shares	$1.89 per share
Term	10 years

          The relevant disclosure under "Critical Accounting Policies — Share-based Compensation" on page 83 has been updated as set forth below:

          In determining the fair value of the share options granted on March 16, 2010, we used the fair value of our ordinary shares as determined through a retrospective valuation by an independent appraiser. For more information, see "—Fair Value of Ordinary Shares."

          As a consequence of revising the estimate of the fair value of our ordinary shares as of March 16, 2010 from $1.04 to $1.89, we have revised the estimated total cost of the stock option grant made on that date from $4.0 million to $9.6 million. This has resulted in an increase of $5.6 million in the total cost of the award to be recognized and an increase of $0.4 million in share-based compensation expense for the six months ended June 30, 2010. Accordingly, the consolidated financial statements for the six months ended June 30, 2010 have been restated, with no effect on total equity of the Company as of June 30, 2010. The $9.6 million of share-based compensation expense, based on the fair value of the options granted and the estimated forefeiture rate of 25%, will be recorded over four years after the grant date on a straight-line basis with the amount of compensation expenses recognized in any period not less than the portion of the grant date fair value of the options vested during that period. The estimate of forfeiture rate is reviewed and adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimate. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change.

          The table under the heading "Results of Operations" on page 85 is replaced with the table set forth below:

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2008		2009		2009		2010
	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
	(in thousands, except percentages)
Net revenue	34,106	100.0	77,188	100.0	38,936	100.0	77,888	100.0
Cost of revenue:
Teaching staff cost	(21,273)	(62.4)	(43,592)	(56.5)	(20,759)	(53.3)	(37,477)	(48.1)
Rental	(7,232)	(21.2)	(10,050)	(13.0)	(4,845)	(12.4)	(6,452)	(8.3)
Depreciation and amortization	(447)	(1.3)	(778)	(1.0)	(428)	(1.1)	(633)	(0.8)
Other	(2,993)	(8.8)	(2,906)	(3.8)	(1,759)	(4.6)	(3,264)	(4.2)

Total cost of revenue	(31,945)	(93.7)	(57,326)	(74.3)	(27,791)	(71.4)	(47,826)	(61.4)
Gross (loss)/income	2,161	6.3	19,862	25.7	11,145	28.6	30,062	38.6
Operating expenses:
General and administrative expenses	(6,871)	(20.2)	(9,912)	(12.8)	(4,176)	(10.7)	(11,422)	(14.6)
Selling and marketing expenses	(7,271)	(21.3)	(10,624)	(13.8)	(3,832)	(9.8)	(6,117)	(7.9)

Total operating expenses	(14,142)	(41.5)	(20,536)	(26.6)	(8,008)	(20.5)	(17,539)	(22.5)
Government subsidies	52	0.2	83	0.1	13	0.0	26	0.0
(Loss)/income from operations	(11,929)	(35.0)	(591)	(0.8)	3,150	8.1	12,549	16.1
Interest income	24	0.1	220	0.3	41	0.1	183	0.2

(Loss)/income before income tax expenses	(11,905)	(34.9)	(371)	(0.5)	3,191	8.2	12,732	16.3
Income tax expenses
Current	(547)	(1.6)	(1,320)	(1.7)	(750)	(1.9)	(2,609)	(3.3)
Deferred	—	—	83	0.1	—	—	1,710	2.2

Total income tax expenses	(547)	(1.6)	(1,237)	(1.6)	(750)	(1.9)	(899)	(1.1)

Net (loss)/income	(12,452)	(36.5)	(1,608)	(2.1)	2,441	6.3	11,833	15.2

          The table under the heading "Selected Quarterly Results of Operations" on page 90 is replaced with the table set forth below:

	Three Months Ended
	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010
	(in thousands of $)
Net revenue	7,958	10,042	15,240	23,696	18,576	19,676	30,929	46,959
Cost of revenue:
Teaching staff cost	(5,798)	(7,205)	(8,755)	(12,004)	(11,427)	(11,406)	(15,527)	(21,950)
Rental	(2,011)	(2,490)	(2,225)	(2,620)	(2,568)	(2,637)	(2,836)	(3,616)
Depreciation and amortization	(96)	(114)	(206)	(222)	(181)	(169)	(203)	(430)
Other	(491)	(62)	(272)	(1,487)	(879)	(268)	(2,090)	(1,174)

Total cost of revenue	(8,396)	(9,871)	(11,458)	(16,333)	(15,055)	(14,480)	(20,656)	(27,170)
Gross (loss)/income	(438)	171	3,782	7,363	3,521	5,196	10,273	19,789
Operating expenses:
General and administrative expenses	(1,703)	(2,190)	(1,876)	(2,300)	(3,699)	(2,037)	(3,813)	(7,609)
Selling and marketing expenses	(2,511)	(1,864)	(1,935)	(1,897)	(3,873)	(2,919)	(2,802)	(3,315)

Total operating expenses	(4,214)	(4,054)	(3,811)	(4,197)	(7,572)	(4,956)	(6,615)	(10,924)
Government subsidies	—	52	13	—	—	70	—	26
(Loss)/income from operations	(4,652)	(3,831)	(16)	3,166	(4,051)	310	3,658	8,891
Interest income	3	9	13	28	82	97	40	143

(Loss)/income before income tax expenses	(4,649)	(3,822)	(3)	3,194	(3,969)	407	3,698	9,034
Total income tax (expenses)/credit	(213)	(175)	1	(751)	(543)	56	(257)	(642)

Net (loss)/income	(4,862)	(3,997)	(2)	2,443	(4,512)	463	3,441	8,392

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2008 AND 2009

          The second paragraph under Note 21 on page F-33 has been replaced with the paragraph below:

          On March 16, 2010, the Company granted share options to employees to purchase an aggregate of 10,320,097 ordinary shares of the Company, at an exercise price of $0.99 per share. 25% of the share options granted will vest on each of the four anniversaries of the grant date. The fair value of the share options as of grant date was $1.24 per share. The total compensation of $9,624, after the adjustment of estimated forfeitures, will be recognized as expense over the vesting period of four years on a straight-line basis.

          The table set forth on page F-39 has been replaced with the table below:

	December 31, 2009	June 30, 2010	June 30, 2010
		Restated (See note 18)	Unaudited Pro forma (Note 2)
Assets
Current assets:
Cash and cash equivalents	36,436	34,946	34,946
Term deposits	732	7,373	7,373
Prepaid expenses and other current assets	4,587	9,810	9,810
Amounts due from related parties	770	830	830
Deferred tax assets	68	1,823	1,823

Total current assets	42,593	54,782	54,782

Property and equipment, net	3,555	6,073	6,073
Deferred tax assets	51	—	—
Rental deposits	1,258	2,347	2,347
Goodwill	796	801	801
Other non-current assets	70	35	35

Total assets	48,323	64,038	64,038

Liabilities
Current liabilities:
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to the Company of $41,529 and $38,964 as of December 31, 2009 and June 30, 2010, respectively)	41,529	38,964	38,964
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of $5,640 and $8,776 as of December 31, 2009 and June 30, 2010, respectively)	5,640	9,334	9,334
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Company of $640 and $1,736 as of December 31, 2009 and June 30, 2010, respectively)	640	1,737	1,737
Other taxes payable (including other taxes payable of the consolidated VIE without recourse to the Company of $1,000 and $1,902 as of December 31, 2009 and June 30, 2010, respectively)	1,000	2,571	2,571

Total current liabilities	48,809	52,606	52,606

Deferred revenue (including deferred revenue of the consolidated VIE without recourse to the Company of $16,454 and $15,869 as of December 31, 2009 and June 30, 2010, respectively)	16,454	15,869	15,869
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE without recourse to the Company of $36 and $30 as of December 31, 2009 and June 30, 2010, respectively)	36	30	30

Total liabilities	65,299	68,505	68,505

Commitments (Note 15)
Series A1 convertible redeemable preferred shares (par value $0.0001 per share; 21,555,920 and 21,555,920 shares authorized, 21,555,920 and 21,555,920 issued and outstanding as of December 31, 2009 and June 30, 2010, respectively)	3,037	3,255	—
Series A2 convertible redeemable preferred shares (par value $0.0001 per share; 8,796,920 and 8,796,920 shares authorized, 8,796,920 and 8,796,920 issued and outstanding as of December 31, 2009 and June 30, 2010, respectively)	1,103	1,182	—
Equity
Ordinary shares (par value $0.0001 per share; 469,647,160 shares authorized; 69,962,800 and 69,962,800 shares issued and outstanding as of December 31, 2009 and June 30, 2010, respectively)	7	7	10
Additional paid-in capital	1,246	1,948	6,382
Statutory reserves	144	144	144
Accumulated deficits	(21,690)	(10,154)	(10,154)
Accumulated other comprehensive loss	(823)	(849)	(849)

Total Xueda Education Group shareholders' equity	(21,116)	(8,904)	(4,467)

Total liabilities, convertible redeemable preferred shares and equity	48,323	64,038	64,038

          The table set forth on page F-40 has been replaced with the table below:

	Six months ended June 30,
	2009	2010
		Restated (See note 18)
Net revenues	38,936	77,888
Cost of revenues (including share-based compensation expense of nil, and $1 for the six months ended June 30, 2009 and 2010, respectively)	(27,791)	(47,826)

Gross profit	11,145	30,062

Operating expenses:
General and administrative (including share-based compensation expense of nil, and $699 for the six months ended June 30, 2009 and 2010, respectively)	(4,176)	(11,422)
Selling and marketing (including share-based compensation expense of nil, and
$2 for the six months ended June 30, 2009 and 2010, respectively)	(3,832)	(6,117)

Total operating expenses	(8,008)	(17,539)

Government subsidies	13	26

Income from operations	3,150	12,549
Interest income	41	183

Income before income tax expenses	3,191	12,732
Income tax expenses	(750)	(899)

Net income	2,441	11,833
Deemed dividend on Series A1 convertible redeemable preferred shares-accretion of redemption premium	(172)	(218)
Deemed dividend on Series A2 convertible redeemable preferred shares-accretion of redemption premium	(75)	(79)

Net income attributable to Xueda Education Group shareholders	2,194	11,536

Net income per ordinary share:
Net income attributable to Xueda Education Group shareholders
Basic	0.02	0.12
Diluted	0.02	0.12
Net income per Series A1 preferred share-basic	0.03	0.13
Net income per Series A2 preferred share-basic	0.03	0.13

Weighted average shares used in calculating net income per ordinary share
Basic	67,767,600	69,962,800
Diluted	67,767,600	69,962,800
Weighted average shares used in calculating net income per Series A1 convertible redeemable preferred share	22,117,694	21,555,920
Weighted average shares used in calculating net income per Series A2 convertible redeemable preferred share	9,712,306	8,796,920

          The table set forth on page F-41 has been replaced with the table below:

	Ordinary shares					Accumulated other comprehensive loss
			Additional paid-in capital	Statutory reserves	Accumulated deficits		Total equity	Total comprehensive Income
	Number	Amount
Balance at January 1, 2009	66,670,000	7	274	—	(18,961)	(822)	(19,502)
Deemed dividend on Series A1 convertible redeemable preferred shares — accretion of redemption premium	—	—	—	—	(172)		(172)
Deemed dividend on Series A2 convertible redeemable preferred shares — accretion of redemption premium	—	—	—	—	(75)	—	(75)
Conversion of series A1 convertible redeemable preferred shares	3,126,920	—	356	—	—	—	356
Conversion of series A2 convertible redeemable preferred shares	1,373,080	—	156	—	—	—	156
Repurchase and cancellation of shares	(1,207,200)	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	17	17	17
Net income	—	—	—	—	2,441	—	2,441	2,441

Balance at June 30, 2009	69,962,800	7	786	—	(16,767)	(805)	(16,779)	2,458

Balance at January 1, 2010	69,962,800	7	1,246	144	(21,690)	(823)	(21,116)
Deemed dividend on Series A1 convertible redeemable preferred shares — accretion of redemption premium	—	—	—	—	(218)	—	(218)
Deemed dividend on Series A2 convertible redeemable preferred shares — accretion of redemption premium	—	—	—	—	(79)	—	(79)
Share-based compensation	—	—	702	—	—	—	702
Foreign currency translation adjustments	—	—	—	—	—	(26)	(26)	(26)
Net income	—	—	—	—	11,833	—	11,833	11,833

Balance at June 30, 2010	69,962,800	7	1,948	144	(10,154)	(849)	(8,904)	11,807

          The table set forth on page F-42 has been replaced with the table below:

	Six months ended June 30,
	2009	2010
Cash flows from operating activities:
Net income	2,441	11,833
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization of property and equipment	596	799
Loss on disposal of property, plant and equipment	3	24
Share-based compensation expense	—	702
Interest income from term deposits	(9)	(46)
Deferred income taxes	—	(1,710)
Changes in assets and liabilities:
Prepaid expenses and other current assets	(2,161)	(4,567)
Rental deposits	(155)	(1,073)
Deferred revenue	5,765	(3,506)
Accrued expenses and other current liabilities	1,183	3,721
Amount due from related parties	(1,488)	(56)
Income tax payable	674	1,075
Other non-current assets	39	34
Other taxes payable	496	1,550

Net cash provided by operating activities	7,384	8,780

Cash flows from investing activities:
Purchase of property and equipment	(568)	(3,684)
Purchase of term deposits	(7,318)	(7,326)
Proceeds from maturity of term deposits	1,472	742
Net cash acquired on acquisition of business with deferred consideration	129	—
Proceeds from disposal of property and equipment	—	6

Net cash used in investing activities	(6,285)	(10,262)

Cash flows from financing activities:
Payment of deferred consideration for acquisition of business	—	(235)

Net cash used in financing activities	—	(235)

Effect of exchange rate changes	(19)	227
Net increase (decrease) in cash and cash equivalents	1,080	(1,490)
Cash and cash equivalents, beginning of year	11,930	36,436

Cash and cash equivalents, end of year	13,010	34,946

Supplemental disclosure of cash flow information Income taxes paid	—	1,024

 NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010

          The relevant disclosure under Note 1. Basis of Preparation beginning on page F-44 has been revised as set forth below:

1. BASIS OF PREPARATION

          The Company has had one VIE, which it has consolidated under the authoritative literature prior to the amendment discussed above because it was the primary beneficiary of the VIE. Because the Company, through its wholly owned subsidiary, has (1) the power to direct the activities of the VIE that most significantly affect the entity's economic performance and (2) the right to receive benefits from the VIE. The Company continues to consolidate the VIE upon the adoption of the new guidance which therefore, other than for additional disclosures, had no accounting impact.

The VIE arrangements

          There are some uncertainties as to whether applicable PRC laws and regulations prohibit foreign investors from holding equity interest in PRC education companies. As a Cayman Islands company, the Company is deemed a foreign legal person under PRC laws. Accordingly, Xuecheng Century, the Company's wholly owned subsidiary in the PRC, as a foreign invested company, may be deemed to be ineligible to engage in education business in the PRC.

          The Company therefore conducts substantially all of its activities through the VIE, Xueda Information, and its subsidiaries in the PRC. To provide the Company the ability to receive the majority of the expected residual returns of the VIE and its subsidiaries, Xuecheng Century entered into a series of contractual arrangements with Xueda Information in August 2009.

  •
  Agreements that transfer economic benefits to Xuecheng Century

  Exclusive technology consulting and management service agreement

          Pursuant to the exclusive consulting and management service agreement between Xueda Information and Xuecheng Century, Xuecheng Century has the exclusive right to provide to Xueda Information consulting services, technical support and training services, including industry and customer research, employee training, IT system maintenance and support, website and network construction and maintenance, and other services. Xuecheng Century is entitled to charge Xueda Information an annual service fee and adjust the service fee rate from time to time according to the amount of services it has provided to Xueda Information. The annual service fee amounts to substantially all of the net income of Xueda Information before the service fee.

  Exclusive purchase right agreement on the equity interest of Xueda Information

          Pursuant to the purchase option agreement, Xuecheng Century has the unconditional right to purchase from the nominee shareholders the equity interest in Xueda Information at the lowest amount of consideration permitted by the PRC law when and to the extent that applicable PRC law permits Xuecheng Century to own all or part of such equity interest in Xueda Information.

  •
  Agreements that provide Xuecheng Century effective control over Xueda Information

  Power of attorney

          Pursuant to the power of attorney, the nominee shareholders of Xueda Information each executed an irrevocable power of attorney assigning Xuecheng Century or any person designated

1. BASIS OF PREPARATION (Continued)

by Xuecheng Century as their attorney-in-fact to vote on their behalf on all matters of Xueda Information requiring shareholder approval under PRC laws and regulations and the articles of association of Xueda Information.

          The Articles of Incorporation of Xueda Information states that the major rights of the shareholders include the power to review and approve the annual budget, operating strategy and investment plan, elect the members of board of directors and approve their compensation plan. Therefore, through the irrevocable power of attorney arrangement, Xuecheng Century has the ability to exercise effective control over Xueda Information through shareholder votes and, through such votes, to also control the composition of the board of directors. In addition, the senior management team of Xueda Information is the same as that of Xuecheng Century.

  Pledge agreement

          Pursuant to the equity pledge agreement between Xuecheng Century and the shareholders of Xueda Information, the shareholders of Xueda Information pledged all of their equity interests in Xueda Information to Xuecheng Century to guarantee Xueda Information's performance of its obligations under the exclusive technology consulting and service agreement. If Xueda Information breaches its contractual obligations under that agreement, Xuecheng Century, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The shareholders of Xueda Information agree that, without the prior written consent of Xuecheng Century, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice Xuecheng Century's interest. During the term of the equity pledge agreement, Xuecheng Century is entitled to receive all the dividends paid on the pledged equity interests.

          As a result of these contractual arrangements, Xuecheng Century is the primary beneficiary of Xueda Information, which obtained the business, assets and liabilities from Xueda Technology, and accordingly, the Company has consolidated the financial results of Xueda Technology, Xueda Information and its subsidiaries in the consolidated financial statements for all the periods presented.

  •
  Risks in relation to the VIE structure

          The Company believes that Xuecheng Century's contractual arrangements with the VIE are in compliance with PRC law and are legally enforceable. The shareholders of the VIE are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company's ability to enforce these contractual arrangements and if the shareholders of the VIE were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE not to pay the service fees when required to do so.

          The Company's ability to control the VIE also depends on the power of attorney Xuecheng Century has to vote on all matters requiring shareholder approval in the VIE. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

          In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Group may be subject to fines or other actions. The

1. BASIS OF PREPARATION (Continued)

Company does not believe such actions would result in the liquidation or dissolution of the Company, Xuecheng Century or the VIE.

          The table set forth on page F-53 has been replaced with the table below:

	Six months ended June 30,
	2009	2010
Net income (numerator):
Net income	2,441	11,833
Deemed dividends on Series A1 convertible redeemable preferred shares	(172)	(218)
Deemed dividends on Series A2 convertible redeemable preferred shares	(75)	(79)

Net income attributable to ordinary shareholders	2,194	11,536

Net income attributable to ordinary shareholders allocated for computing net income per ordinary share — basic	1,493	8,046
Net income attributable to ordinary shareholders allocated for computing net income per Series A1 convertible redeemable preferred share — basic	659	2,697
Net income attributable to ordinary shareholders allocated for computing net income per Series A2 convertible redeemable preferred share — basic	289	1,090
Net income attributable to ordinary shareholders allocated for computing net income per ordinary share — diluted	1,493	8,046
Shares (denominator):
Weighted average ordinary shares outstanding used in computing net income per ordinary share — basic	67,767,600	69,962,800
Weighted average shares outstanding used in computing net income per Series A1 convertible redeemable preferred share — basic	22,117,694	21,555,920
Weighted average shares outstanding used in computing net income per Series A2 convertible redeemable preferred share — basic	9,712,306	8,796,920
Weighted average ordinary shares outstanding used in computing net income per ordinary share — diluted	67,767,600	69,962,800

Net income per ordinary share — basic	0.02	0.12
Net income per convertible redeemable preferred A1 share — basic	0.03	0.13
Net income per convertible redeemable preferred A2 share — basic	0.03	0.13
Net income per ordinary share — diluted	0.02	0.12

1. BASIS OF PREPARATION (Continued)

          The table set forth on page F-55 has been replaced with the following:

	Outstanding options
	Number of Options	Weighted average exercise price	Weighted average grant-date fair value
Options outstanding at January 1, 2010	—	$—	$—
Granted	10,320,097	$0.99	$1.24
Forfeited	—	$—	$—
Exercised	—	$—	$—

Options outstanding at June 30, 2010	10,320,097	$0.99	$1.24

          The relevant disclosure set forth on page F-55 has been replaced by the following:

          The number of the option expected to vest as of June 30, 2010 was 7,740,072 with an exercise price of $0.99 and remaining contractual term of 9.7 years. The aggregate intrinsic value of options outstanding was $11,559 as of June 30, 2010.

          The Company recorded share-based compensation expenses of $0 and $702 for six-month periods ended June 30, 2009 and 2010, respectively. The amount of share-based compensation currently estimated to be expensed from 2010 through 2013 related to unvested share-based payment awards at June 30, 2010 is $9,624.

          The table set forth on page F-56 has been replaced by the following:

For Options granted on March 16, 2010:
Risk-free interest rate	4.36%
Expected dividend yield	Nil
Expected volatility	54.1%
Exercise price	$0.99 per share
Fair value of the underlying ordinary shares	$1.89 per share

          The relevant disclosure on page F-58 has been revised to include the following:

18. RESTATEMENT OF STOCK-BASED COMPENSATION COST

          Since issuing its unaudited interim financials on September 10, 2010, the Company has further considered the valuation of its ordinary shares underlying its determination of the cost of the stock option grant made on March 16, 2010, and has revised its valuation of ordinary shares from $1.04 to $1.89 per share to reflect fully the results for the three months ended March 31, 2010 which became available to it prior to the valuation that was completed in July 2010. As a consequence of revising its estimate of the fair value of its ordinary shares as of March 16, 2010, the Company has therefore revised the estimated total cost of the stock option grant made on that date from $4,014 to $9,624. This has resulted in an increase of $5,610 in the total cost of the award to be recognized and an increase of $409 in stock-based compensation cost for the six months ended June 30, 2010. Accordingly, the unaudited condensed consolidated financial statements for the six months

18. RESTATEMENT OF STOCK-BASED COMPENSATION COST (Continued)

ended June 30, 2010 have been restated, with no effect on total equity of the Company as of June 30, 2010.

	Three months ended June 30, 2010
	As originally reported	Adjustments	As restated
	In thousands of U.S. dollars
Operating expenses:
General and administrative	(11,014)	(408)	(11,422)
Selling and marketing	(6,116)	(1)	(6,117)

Total operating expenses	(17,130)	(409)	(17,539)

Income from operations	12,958	(409)	12,549
Income before income tax expenses	13,141	(409)	12,732

Net income	12,242	(409)	11,833

          The relevant disclosure set forth on page F-59 has been replaced with the following:

          The unrecognized compensation expense of $3,612 relating to the original award as of the modification date are recognized over the remaining vesting period.

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  Issuer Free Writing Prospectus Filed pursuant to Rule 433 Registration No. 333-169971 October 29, 2010
Xueda Education Group
PROSPECTUS SUMMARY
SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
CAPITALIZATION
OUR HISTORY AND CORPORATE STRUCUTRE
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
RECENT DEVELOPMENT
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010